UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 12b-25
                                                                 SEC File Number
                                                                    1-12396

                                                                    CUSIP Number
                                                                     07384R-30-9

                           NOTIFICATION OF LATE FILING


(Check one): [x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  ________________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - REGISTRANT INFORMATION

                                THE BEARD COMPANY
                             Full Name of Registrant


                           Former Name if Applicable

                          Enterprise Plaza, Suite 320
                                   5600 N. May
            Address of Principal Executive Office (Street and Number)

                          Oklahoma City, Oklahoma 73112
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, For 20-F, 11-K or Form N-SAR, or portion thereof,
[x] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Beard Company (the "Company") is in the process of finalizing a private placement offering which would constitute a material subsequent event. The Company hopes to have all or a major portion of the placement subscribed by the extended due date of the Form 10K.

In addition, the Company is a plaintiff in a suit in which a Final Hearing is scheduled on April 8, 2002 where the presiding judge will decide whether the proposed settlement between the parties involved is fair and reasonable. The Company believes the settlement will be concluded in the May to June time frame of this year with anticipated proceeds to the Company of approximately $3.5 million. Distribution of the proceeds will have a significant impact on the Company's liquidity. While third parties have been attempting to intervene in the case and there exists a possibility that that appeals could delay the settlement or that intervening parties could ultimately cause the settlement to be overturned, the Company believes the likelihood of the settlement being overturned is remote. Disclosures in the Form 10K could be impacted by the decisions rendered at the April 8, 2002 hearing.

The Company feels disclosures based upon the latest information available regarding these items would be beneficial to the reader of the consolidated financial statements. The issues could not be resolved in time to meet the required filing deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Herb Mee, Jr.                  405                   842-2333
    President - Chief           (Area Code)          (Telephone Number)
    Financial Officer
         (Name)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registratn was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?  [ ] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Beard Company (the "Company") anticipates that there will be a significant change in results of operations from the year ended December 31, 2000 to the year ended December 31, 2001. The Company anticipates that its 2001 results of operations will reflect a loss in excess of $2.32 million, compared to a loss of $3.03 million for 2000.


                                   SIGNATURES

THE BEARD COMPANY has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   By:     HERB MEE, JR.
                                           Herb Mee, Jr.
                                           President - Chief Financial Officer

Date:  April 1, 2002